BIOTE CORP.

1875 W. Walnut Hill Ln #100

Irving, TX 75038

August 3, 2022	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dorrie Yale

RE:   biote Corp.

Registration Statement on Form S-1

File No. 333-266433

Acceleration Request

Requested Date:      August 5, 2022

Requested Time:     4:05 P.M. Eastern Time

Ladies and Gentlemen:

biote Corp. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on August 5, 2022, at 4:05 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Ryan Sansom and Peter Byrne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Peter Byrne, counsel to the Registrant, at (212) 479-6778.

Very truly yours,

biote Corp.

/s/ Robbin Gibbins
Robbin Gibbins
Chief Financial Officer

cc:     Ryan Sansom, Cooley LLP

Peter Byrne, Cooley LLP